Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

March 11, 2009

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J30 dated March 5, 2009 relating to Index Knock-Out Notes due September 10, 2010 Linked to the S&P 500® Index (the “Pricing Supplement”) to the underlying supplement dated December 31, 2008 relating to Medium-Term Notes (the “Underlying Supplement”), to the product supplement dated March 2, 2009 relating to Index Knock-Out Notes Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket of Indices and/or Exchange Traded Funds (the “Product Supplement”), to a prospectus supplement dated March 24, 2008 (the “Prospectus Supplement”) for the Company’s Medium-Term Notes relating to prospectus dated March 29, 2007 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-132936-14) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain U.S. Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP